SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. (“Company”), held on April 28, 2017, prepared in summary form:

1.      Date, Time and Venue: On April 28, 2017, at 2:00 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi.

2.      Convening Notice: The convening notice was published in (i) the Official Gazette of the State of São Paulo, on March 29, 2017, March 30, 2017 and March 31, 2017, on pages 63, 50 and 68, respectively; and (ii) the newspaper “Valor Econômico” on March 29, 2017, March 30, 2017 and March 31, 2017, on pages A7, C13 and A13, respectively.

3.      Attendance: Shareholders representing 88.67% of the voting capital of the Company, as evidenced by the bulletin for distance vote presented to the Company and the signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the Company, Mr. Victorio Carlos De Marchi, the representative of Deloitte Touche Tohmatsu Auditores Independentes, the independent auditors of the Company and its subsidiaries, Messers. Alexandre Cassini Decourt and Fernando Stolf, the representatives of APSIS Consultoria e Avaliações Ltda., Mr. Giancarlo Naldi Falkenstein, and the members of the Fiscal Council, Messers. James Terence Coulter Wright, José Ronaldo Vilela Rezende e Ary Waddington, as provided by law.

4.      Presiding Board: Chairman: Mr. Victorio Carlos De Marchi. Secretary: Mr. Paulo Cezar Aragão.

5.      Resolutions: After the reading of the consolidated voting map contemplating the votes presented through bulletins for distance vote – which have been made available for Shareholdes’ consultation in accordance with Brazilian Securities Commission (“CVM”) Ruling No. 481/09 – being waived and having those legally prevented from voting abstained, the following resolutions were taken:

5.1.   By unanimous vote, to authorize the preparation of the Minutes of these Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 of Law No. 6.404/76.

Were registered 11.889.749.932 votes for, 0 votes against and 0 abstentions.

5.2.   At the Annual General Meeting:

(i)                 Following examination and discussion, the shareholders approved by majority vote, the annual report and the management’s accounts, as well as the financial statements for the fiscal year ended December 31, 2016, together with the opinions of the Fiscal Council and the independent auditors report, all of which were published in full and within the statutory deadline, in the Official Gazette of the State of São Paulo and in the newspaper “Valor Econômico”, on March 2, 2017 on pages 6 to 18 (Caderno Empresarial 2) and B11 to B26, respectively.

Were registered 13,491,149,576 votes for, 141,227,703 votes against and 292,827,208 abstentions.

(ii)               The shareholders approved by majority vote the allocation of the net income relating to the fiscal year ended December 31, 2016 as set forth in the Management Proposal.  Consequently, it was ratified, as stated in the Company’s financial statements approved herein and in the Management Proposal, the allocation of the total amount of (a) R$ 1,718,570,693.08 to the Investment Reserves; and (b) R$ 1,819,525,274.62 to the Tax Incentives Reserves, whereas (b.1) R$ 1,783,411,560.88 for State ICMS tax incentives received by some units of the Company, (b.2) R$ 34,530,997.62 for fiscal incentive of the State of Sergipe, as per Law No. 5,382/04, and (b.3) R$ 1,582,716.12 refer to Corporate Income Tax reinvestment incentive granted by SUDENE, as per article 19 of Law 8,167/91.

It was further ratified the anticipated distribution paid to the Company’s shareholders, in the form of dividends and interest on shareholders’ net equity, to be deduced from the profit of the fiscal year of 2016, in the total amount of R$ 9,106,001,028.01, as approved by the Board of Directors as follows: (a) R$ 2,040,800,421.53 at the meeting held on June 24, 2016, at R$ 0.13 per share, as dividends; (b) R$ 2,511,950,431.36 at the meeting held on October 19, 2016, at R$ 0.16 per share, as dividends; (c) R$ 3,454,172,970.16 at the meeting held on December 1st, 2016, at R$ 0.22 per share, as interest on shareholders’net equity, resulting in a net distribution of R$ 0.187 per share; and (d) R$ 1,099,077,204.96 at the meeting held on December 22, 2016, at R$ 0.07 per share, as dividends.  Pursuant to article 193, paragraph 1, of Law No. 6,404/76, the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves mentioned in article 182, paragraph 1, of Law No. 6,404/76 are greater than 30% of the Company’s capital stock.

Were registered 13,773,595,899 votes for, 148,703,529 votes against and 2,905,059 abstentions.

(iii)             The shareholders approved by majority vote that the Board of Directors be composed of eleven (11) sitting members and two (2) alternates, all of them for a term of office to expire at the Annual Shareholders’ Meeting to be held in 2020, in accordance with the Management Proposal.

Were registered 13,454,302,573 votes for, 154,156,565 votes against and 316,745,349 abstentions.

(iv)             The shareholders approved by majority vote, for a term of office to expire at the Annual Shareholders’ Meeting to be held in 2020, in accordance with the Management Proposal (the “Management Slate”):

(I)                the reelection of Victorio Carlos De Marchi, Brazilian citizen, married, lawyer, bearer of Identity Card RG No. 2.702.087 SSP/SP, enrolled with the CPF/MF under No. 008.600.938-1, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi, to take office as a sitting member of the Board of Directors;

(II)             the reelection of Carlos Alves de Brito, Brazilian citizen, married, engineer, bearer of Identity Card RG No. 03.574.624-7 IFP/RJ, enrolled with the CPF/MF under No. 595.438.507-63, with offices at Brouwerijplein 1, 3000 Leuven, Belgium, to take office as a sitting member of the Board of Directors;

(III)          the reelection of Marcel Herrmann Telles, Brazilian citizen, married, economist, bearer of Identity Card RG No. 02.347.932-2 IFP/RJ, enrolled with the CPF/MF under No. 235.839.087-91, with offices at Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland, to take office as a sitting member of the Board of Directors;

(IV)           the reelection of José Heitor Attilio Gracioso, Brazilian citizen, married, lawyer, bearer of Identity Card RG No. 2.833.137 SSP/SP, enrolled with the CPF/MF under No. 006.716.908-25, with offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3900, 11th floor, Itaim Bibi, to take office as a sitting member of the Board of Directors

(V)              the reelection of Vicente Falconi Campos, Brazilian citizen, married, engineer, bearer of Identity Card RG No. M-1.176.273 SSP/MG, enrolled with the CPF/MF under No. 000.232.216-15, with offices in the City of Nova Lima, State of Minas Gerais, at Rua Senador Milton Campos, 35, 7th floor, to take office as a sitting member of the Board of Directors;

(VI)           the reelection of Luis Felipe Pedreira Dutra Leite, Brazilian citizen, married, economist, bearer of Identity Card RG No. 06522715-9 IFP/RJ, enrolled with the CPF/MF under No. 824.236.447-87, with offices at Brouwerijplein 1, 3000 Leuven, Belgium, to take office as a sitting member of the Board of Directors;

(VII)        the reelection of Roberto Moses Thompson Motta, Brazilian citizen, married, engineer, bearer of Identity Card RG No. 03.861.461-6 IFP/RJ, enrolled with the CPF/MF under No. 706.988.307-25, with offices at 600, Third Avenue, 37th floor, New York, USA, to take office as a sitting member of the Board of Directors;

(VIII)     the reelection of Álvaro Antônio Cardoso de Souza, Portuguese citizen, married, economist, bearer of Identity Card for Foreigners (RNE) No. W 401.505-E, enrolled with the CPF/MF under No. 249.630.118-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitscheck, 1726, 7th floor, suite 71, Itaim Bibi, to take office as a sitting member of the Board of Directors;

(IX)           the election of Cecília Sicupira, Brazilian citizen, separated, business manager, bearer of the Identity Card RG No. 34.095.839-X SSP/SP, enrolled with the CPF/MF under No. 055.532.167-37, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 15th floor, Itaim Bibi, to take office as a sitting member of the Board of Directors;

(X)              the reelection of Antonio Carlos Augusto Ribeiro Bonchristiano, Brazilian citizen, married, holder of a bachelor’s degree in political science, philosophy and economy, bearer of Identity Card RG No. 13.076.140-0 SSP/SP, enrolled with the CPF/MF under No. 086.323.078-43, with offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3900, 7th floor, Itaim Bibi, to take office as a sitting member of the Board of Directors;

(XI)           the reelection of Marcos de Barros Lisboa, Brazilian citizen, divorced, economist, bearer of Identity Card RG No. 006.653.074-2 IFP/RJ, enrolled with the CPF/MF under No. 806.030.257-49, with offices in the City of São Paulo, State of São Paulo, at Rua Quatá, 300, Vila Olímpia, to take office as a sitting member of the Board of Directors;

(XII)        the reelection of João Maurício Giffoni de Castro Neves, Brazilian citizen, engineer, married, bearer of Identity Card RG No. 07.071.326-81 IFP/RJ, enrolled with the CPF/MF under No. 918.361.077-49, with business address at Brouwerijplein 1, 3000 Leuven, Belgium, to take office as an alternate member of the Board of Directors; and

(XIII)     the election of Nelson José Jamel, Brazilian citizen, engineer, married, bearer of Identity Card RG No. 37.990.760-4 SSP/SP, enrolled with the CPF/MF under No. 025.217.577-80, with business address at Brouwerijplein 1, 3000 Leuven, Belgium, to take office as an alternate member of the Board of Directors.

Were registered 12,161,546,160 votes for, 242,601,233 votes against and 1,521,057,094 abstentions.

The elected members of the Board of Directors shall take office upon execution of the respective terms of investiture, along with the clearance statement required by law.

The shareholder Gaspart Participações S.A., holder of 1,000 shares, indicated Mr. Aloísio Macario Ferreira de Souza for the election provided for in article 141, paragraph 4, I, of Law No. 6,404/76, and the members of the Presiding Board clarified that the quorum required for the election of such candidate was not verified.

(v)               The shareholders approved by majority vote, for a term of office to expire at the Annual Shareholders’ Meeting to be held in 2018, in accordance with the Management Proposal (the “Management Slate”):

(I)                the reelection of James Terence Coulter Wright, Brazilian citizen, separated, civil engineer, bearer of Identity Card RG No. 4.967.106-6 SSP/SP, enrolled with the CPF/MF under No. 872.316.898-68, with offices in the City of São Paulo, State of São Paulo, at Av. Prof. Luciano Gualberto, 908, sala G-112, Cidade Universitária, to take office as a sitting member of the Fiscal Council of the Company;

(II)             the reelection of José Ronaldo Vilela Rezende, Brazilian citizen, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/MF under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Barão de Capanema, n° 433, 4th floor, Jardins, to take office as a sitting member of the Fiscal Council of the Company;

(III)          the reelection of Emanuel Sotelino Schifferle, Brazilian citizen, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/MF under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth, 13/502, to take office as an alternate member of the Fiscal Council of the Company; and

(IV)           the reelection of Ary Waddington, Brazilian citizen, married, economist, bearer of Identity Card RG No. 01.139.7777-5 IFP/RJ, enrolled with the CPF/MF under No. 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9, Condomínio do Atlântico - Praia da Ferradura, to take office as an alternate member of the Fiscal Council of the Company.

Were registered 11,876,050,088 votes for, 202,668,512 votes against and 1,479,046,865 abstentions.

(vi)             By separate vote of minority shareholders, it was approved, for a term of office to expire at the Annual Shareholders’ Meeting to be held in 2018, as indicated by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6,404/76, as mentioned in the Management Proposal:

(I)                the reelection of Paulo Assunção de Souza, Brazilian citizen, single, bank employee and economist, bearer of Identity Card RG No. 029.822.611-11- DETRAN/RJ, enrolled with the CPF/MF under No. 588.584.748-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Praia de Botafogo, 501, 4th floor, Botafogo, to take office as a sitting member of the Company's Fiscal Council; and

(II)             the reelection of Vinicius Balbino Bouhid, Brazilian citizen, single, bank employee and economist, bearer of Identity Card RG No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/MF under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Afonso Arinos Melo Franco 285, apt. 206, Barra da Tijuca, to take office as an alternate member of the Company's Fiscal Council associated with the sitting member mentioned in item (I) above.

Were registered 1,540,490,846 votes for, 49,981,261 votes against and 117,748,847 abstentions in connection with the reelection of the abovementioned sitting member, and 1,540,490,846 votes for, 49,981,261 votes against and 117,748,847 abstentions in connection with the reelection of the abovementioned alternante member.

The elected members of the Fiscal Council appointed in items (v) and (vi) above shall take office upon execution of the respective terms of investiture, along with the clearance statement required by law.

(vii)           The majority of the shareholders approved, with respect to the global compensation of the Company’s Board of Directors and Board of Officers for the fiscal year of 2017, the limit of R$ 85,811,468.77, which includes (a) the expenses related to recognition of fair value of the stock options which the Company is intending to grant in the current fiscal year; and (b) the expenses related to recognition of fair value of the stock based compensation which the Company is intending to grant during the current fiscal year.

Were registered 13,418,164,133 votes for, 463,235,024 votes against and 43,805,330 abstentions.

(viii)         Further, it was decided, by majority vote, the amount of the global compensation of the Company’s Fiscal Council members for the fiscal year of 2017 in the amount of up to R$ R$ 1,990,165.00, with the compensation of the alternates being in an amount equal to half of the amount received by the sitting members, subject to the limits provided by law.

Were registered 12,992,071,387 votes for, 221,835,066 votes against and 711,298,034 abstentions.

5.3.       At the Extraordinary General Meeting:

(i)                 By majority, to approve, after examination and discussion, the Protocol and Justification of the Merger of Cachoeiras de Macacu Bebidas Ltda. into Ambev S.A., executed on March 28, 2017 by and among the Company, as the sole quotaholder of Cachoeiras de Macacu Bebidas Ltda. (CNPJ/MF nº 24.627.201/0001-81) (“Cachoeiras de Macacu”), and the managers of the Company, providing for the general bases of the merger of Cachoeiras de Macacu by the Company (“Merger” and (“Protocol and Justification”, respectively).

Were registered 13,922,531,003 votes for, 346,952 votes against and 2,326,532 abstentions.

(ii) To confirm, by majority of votes, the retention of Apsis Consultoria e Avaliações Ltda. (CNPJ/MF No. 27.281.922/0001-70) (the “Specialized Firm”) to prepare a valuation report of Cachoeira de Macacu’s net equity, based on its book value, for purposes of section 227 and pursuant to section 8 of Brazilian Law No. 6,404/76 (the “Valuation Report”).

Were registered 13,922,781,125 votes for, 101,341 votes against and 2,322,021 abstentions.

(iii)                      To approve, by majority of votes, after examination and discussion, the Valuation Report, registering that the Specialized Firm’s attending representative was available to provide all clarifications required in connection with the Valuation Report.

Were registered 13,921,236,476 votes for, 1,572,150 votes against and 2,395,861 abstentions.

(iv)                      To approve, by majority, the Merger, pursuant to the Protocol and Justification.

Were registered 13,922,333,731 votes for, 482,149 votes against and 2,388,607 abstentions.

(v)                         To note that:

(I)                Merger shall not result in an increase or reduction in the net worth or capital stock of the Company, to the extent that the net worth of Cachoeiras de Macacu is already fully reflected on the net worth of the Company, as a result of (a) application of the equity method; and, considering that the book value of Cachoeiras de Macacu’s new worth is negative, (ii) of the existence of provision in Company’s balance sheet in an amount equivalent to the book value of Cachoeiras de Macacu’s net worth.  For that purpose, there shall be no dilution of the current shareholders of the Company and, therefore, the obligations set forth in Chapter III of CVM Instruction No. 565/15 shall not apply.

(II)             With the termination of Cachoeiras de Macacu, that will result from the Merger, its quotas will be extinguished, pursuant to article 226, paragraph 1, of Law No. 6,404/76, with no issuance of Company’s shares in consideration for quotaholder rights in Cachoeiras de Macacu. In view of these facts, it was clarified that exchange ratios or withdrawal rights are inapplicable.

(III)          In view of the characteristics of the Merger – i.e., the non-existence of minority quotaholder and, therefore, of a replacement relationship or of any changes to the Company’s net equity –, the Company has consulted CVM, requesting the waiver to comply with the preparation of the net equity valuation report required under article 264 of Law No. 6,404/76. CVM has granted the requested waiver, and such conclusion was confirmed by the shareholders.

(IV)           The Company’s Fiscal Council issued, on March 28, 2017, an opinion favorable to the Merger approved herein.

(vi)                      By majority, to authorize the Company’s Board of Officers to perform all acts necessary for the consummation of the Merger, including the termination of all registrations of Cachoeiras de Macacu with the competent federal, state and municipal bodies, safekeeping the accounting books of Cachoeiras de Macacu for the duration of the applicable legal term.

Were registered 13,921,854,273 votes for, 256,071 votes against and 3,094,143 abstentions.

6.      Approval and Closure: With no further matters on the agenda, these present Minutes were drawn up, and after being read and approved, were signed by the members of the Presiding Board and shareholders representing the majority that the resolutions taken in these Meetings require.

Signatures: Victorio Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary. Shareholders: INTERBREW INTERNATIONAL B.V. (by Fernando de Andrade Mota); AMBREW S.à r.l. (by Fernando de Andrade Mota); FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA (by Eduardo Spinussi); Victorio Carlos De Marchi; DM PARTICIPACOES E INVESTIMENTOS LTDA. (by Victorio Carlos De Marchi); José Heitor Attílio Gracioso; Ary Waddington; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI (by Cláudia Pessoa Lorenzoni); THE BANK OF NEW YORK MELLON – ADR DEPARTMENT (by José Donizetti de Oliveira); BRADESCO FIA INDICE QUALIDADE e BRADESCO FUNDO DE INVEST EM ACOES CONSUMO (by Jussara Aparecida Rabelo); BB ACOES 22 FI, BB CAP ACOES FUNDO DE INVESTIMENTO, BB CAP IBOVESPA INDEXADO FIA, BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES, BB ETF S P DIVIDENDOS BRASIL FUNDO DE INDICE, BB PREVIDENCIA ACOES FI, BB TERRA DO SOL FUNDO DE INVESTIMENTO MM, BB TOP ACOES DIVIDENDOS ATIVO FI, BB TOP ACOES DIVIDENDOS FIA, BB TOP ACOES EXPORTACAO FIA, BB TOP ACOES IBOVESPA ATIVO FI, BB TOP ACOES IBOVESPA INDEXADO FI, BB TOP ACOES IBRX INDEXADO FI, BB TOP ACOES SETORIAL CONSUMO FI, BB TOP MULTI INST LP FI MULTIMERCADO, BRASILPREV TOP A FUNDO DE INV DE ACOES, BRASILPREV TOP ACOES DIVIDENDOS FUNDO DE INVESTIMENTO (by Sidney Augusto Piovezani); F LAEISZ e F. LAEISZ TROSTBTRUCKE 120457 HAMBURGO (by Christian Bruno Schues), Christian Bruno Schues, BLUE CAPITAL FUNDO DE INVESTIMENTO DE ACOES, CLARI FUNDO DE INVESTIMENTO EM ACOES e COX MASTER FUNDO DE INVESTIMENTO DE ACOES (representados por Guilherme Marconi Ayres Pereira); ABERDEEN BRASIL EQUITY FIA, ARISAIG LATIN AMERICA CONSUMER FUND LLC, BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, CAPITAL INTERNATIONAL FUND, COLUMBIA GLOBAL DIVIDENDO OPPORTUNITY FUND, EMERGENCE M, EUROPACIFIC GROWTH FUND, FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EM MA EQ FUND, FIDELITY INVESTMENTS MONEY MANAGEMENT INC, FIL GENESIS LIMITED, FORSTA AP-FONDEN, FRANKLIN TEMPLETON INVESTMENT FUNDS, GASPART PARTICIPACOES S/A, GOVERNMENT PENSION FUND, HSBC GB INVESTMENT FUNDS - ECONOMIC SCALE INDEX GEM EQUITY, HSBC GLOBAL INVESTMENT FUNDS - BRIC EQUITY, HSBC GLOBAL INVESTMENT FUNDS - BRIC MARKETS EQUITY, HSBC GLOBAL INVESTMENT FUNDS - LATIN AMERICAN EQUITY, INTERNATIONAL GROWTH AND INCOME FUND, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, JP MORGAN CHASE RETIREMENT PLAN, JPMORGAN FUNDS, JTSB LTD AS TR FOR SUM TR AND BANK CO.,LTD TR F, MINISTRY OF STRATEGY AND FINANCE, MISSOURI EDUCATION PENSION

TRUST, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND, MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND, NEW WORLD FUND, INC., OPTIMIX WHOLESALE GLOBAL SHARE TRUST, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STATE SUPER FINANCIAL SERV INTL EQ SECTOR TRU, STICHING PENSIOENFONDS VOOR HUISARTSEN, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, TELSTRA SUPER PTY LTD T TELSTRA S SHEME,THE CHANCELLOR, MASTERS & S OF T U OF O T OF THE O F O C A, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN  LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F, EQ ADVISORS TRUST - AXA INTERNATIONAL VALUE MANAGED VOLA POR, NEW YORK LIFE INSURANCE COMPANY, THE MASTER TRUST BANK OF JAPAN, LTD. AS T FOR MTBC400045787, WISDOMTREE GLOBAL X-MEXICO EQUITY FUND (by Tiago Casillo Vieira).

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 28, 2017.

/s/Paulo Cezar Aragão

Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer